TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699
February 11, 2011
Pamela Long, Assistant Director
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:	All American Group, Inc.
Amendment No. 2 to Schedule 13E-3
Filed February 10, 2011
File No. 005-19485

Amendment No. 2 to Registration Statement on Form S-4
Filed February 9, 2011
File No. 333-171241
Dear Ms. Long:
     On behalf of All American Group, Inc. (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated February 10, 2011 (the “Comment Letter”). Our responses are in bold text following the text of each comment.
1.	Please note that you will need to fill in all blanks in the registration statement before we will consider a request for acceleration of effectiveness.
We have completed all blanks in the S-4.
2.	We note your response to prior comment three in our letter dated February 7, 2011. As requested, please revise to clarify whether the surviving corporation has an obligation or current intention to use its commercially reasonable efforts to actively seek out a transaction meeting the sale price requirements (i.e. a sale that would result in net proceeds of $12 million).
We have added language in the introduction and on page 64 of the S-4 clarifying that the surviving corporation must use its commercially reasonable efforts to assist the sale committee in effecting a sale meeting the minimum sale price requirement, and that if the sale committee is successful in negotiating a sale meeting the minimum price and other requirements set forth in the Merger Agreement within the prescribed time periods, the surviving corporation is obligated to consummate the sale. We note for the staff that the sale committee, a majority of whose members are to be selected form the current

Pamela Long, Assistant Director
February 11, 2011

independent directors of AAG, has primary responsibility for overseeing a sale of the specialty vehicle business and that the surviving corporation is required to use its commercially reasonable efforts to assist the sale committee in its efforts to sell the specialty vehicle business, as described in the introduction and on page 64 of the S-4.
3.	We disagree with your response to prior comment 4 (letter dated February 7, 2011) and we reissue our comment. Please note that item 1015 is not limited to reports specifically prepared in contemplation of the merger if such responses are otherwise material to this transaction. See SEC no-action letter: Charles L. Ephraim (September 30, 1987).
We have added references to the financial adviser in the Background section at pages 18 and 22, a description of the adviser’s reports and analysis beginning at page 38, and included the consent of the adviser as exhibit 99.3.
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     Amendment No. 3 to the Schedule 13E-3 statement is being filed concurrently with Amendment No. 3 to the S-4.
     If you have any questions, please call me at 317-713-3468.
Very truly yours,
/s/ Philip L. McCool
Philip L. McCool